January 7, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
Response Dated December 3, 2015
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 22, 2015 (the “Comment Letter”) in connection with our December 3, 2015 response to the Staff’s Comment Letter dated November 3, 2015 with respect to the Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed by the Partnership on February 27, 2015.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Consolidated Financial Statements

Note 1, Organization and Presentation

Organization, page 79

1.              Your response to comment 2 and your proposed disclosures with respect to both the Intermediate Partnership and Alliance Coal, LLC indicate that you are consolidating each of these entities because you or the Intermediate Partnership are the primary beneficiaries of these entities. Given this factor and the significance of these entities to your consolidated financial statements, please revise future filings to include all of the disclosures outlined in ASC 810-10-50-2AA, 810-10-50-3, and ASC 810-50-5A, as applicable. Please provide us your proposed disclosures. If you believe certain disclosures outlined in the ASC guidance noted above are not applicable, please also explain to us the basis for those conclusions.

Response: We acknowledge the Staff’s comment and as outlined in our December 3, 2015 response, we have considered the disclosure requirements of ASC 810-10-50 regarding variable interest entities. The principal objectives of the disclosures are to provide financial statement users with an understanding of the following:

1.              The significant judgments and assumptions made by a reporting entity in determining whether it must do any of the following:

a.              Consolidate a variable interest entity

b.              Disclose information about its involvement in a variable interest entity.

2.              The nature of restrictions on a consolidated variable interest entity’s assets and on the settlement of its liabilities reported by a reporting entity in its statement of financial position, including the carrying amount of such assets and liabilities.

3.              The nature of changes in, and the risks associated with, a reporting entity’s involvement with the variable interest entity.

4.              How a reporting entity’s involvement with a variable interest entity affects the reporting entity’s financial position, financial performance, and cash flows.

A primary beneficiary of a variable interest entity shall also disclose all of the following:

a.              The nature, purpose, size, and activities of the VIE

b.              The carrying amount and classification of consolidated assets that are collateral for the VIE’s obligation.

c.               Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

We further note that the guidance states that information about VIE’s may be reported in the aggregate for similar entities if separate reporting would not add material information.

We believe that because both the Intermediate Partnership and Alliance Coal, LLC are operating subsidiaries designed to support the operations of and provide distributions to the Partnership, that they are similar entities and therefore disclosures regarding these VIEs in the aggregate provide the most meaningful information to the readers of the financial statements.  Because the VIEs comprise virtually all of the net assets and cash flows of the Partnership, the consolidated financial statements provide readers the required information to understand the nature, purpose, size, and activities of the VIEs.  In addition readers of the financial statements can see the financial position, performance, and cash flows of the VIEs as they comprise practically all of the consolidated financial statements of the Partnership.

We believe that our proposed consolidation policy outlined in our previous response informs the readers of the financial statements that we and the Intermediate Partnership consolidate the VIEs because we and the Intermediate Partnership are the primary beneficiaries. We will modify our proposed disclosure in our initial response to specify how we determined the primary beneficiaries.

The description of the Partnership’s structure in “Note 1 — Organization and Presentation” included in the Partnership’s 2014 Form 10-K provides the required information regarding the Partnership’s involvement and associated governance with the Intermediate Partnership and Alliance Coal, LLC. We will also modify our proposed consolidation policy to include the fact that the VIEs represent virtually all the net assets of the Partnership.

The disclosure objectives regarding restrictions upon the VIEs’ assets and liabilities are met by the disclosures in “Note 9 — Distributions of Available Cash” with respect to the requirement to distribute all available cash to the unitholders of record. We also believe that the disclosures in “Note 7 — Long-term Debt” with respect to restrictions on the net assets of the VIEs in connection with the 2008 Senior Notes and Credit Facility as well as the description of the Accounts Receivable Securitization Facility further provide required disclosures on restrictions. We will also modify our proposed consolidation policy to inform the reader of these restrictions.

Please see our consolidation policy proposed in our initial response modified as discussed above:

“The accompanying consolidated financial statements (“ARLP’s Consolidated Financials”) present the consolidated financial position, results of operations and cash flows of ARLP, its subsidiary Alliance Resource Operating Partners, L.P. (“AROP” or the “Intermediate Partnership”) (a variable interest entity of which ARLP is the primary beneficiary as ARLP absorbs the majority of expected residual returns and expected losses.), Alliance Coal LLC (a variable interest entity of which the Intermediate Partnership is the primary beneficiary as the Intermediate Partnership absorbs the majority of expected residual returns and expected losses.), and other directly and indirectly wholly-owned and majority owned subsidiaries of the Intermediate Partnership and Alliance Coal. The Intermediate Partnership, Alliance Coal and their wholly- and majority-owned subsidiaries represent virtually all the net assets of ARLP. Restrictions on the net assets of the Intermediate Partnership and Alliance Coal are discussed in Note 7 and Note 9 of these consolidated financial statements. MGP’s interests in both Alliance Coal and the Intermediate Partnership are reported as part of its overall two percent general partner interest in ARLP. All material intercompany transactions have been eliminated.”

We respectively request that the Staff accept our above response that the required disclosures under 810-10-50-2AA, ASC 810-10-50-3, and ASC 810-10-50-5A have been met with the addition of the proposed consolidation policy in our initial response as modified above and in connection with certain other disclosures already made within the notes of the financial statements.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.